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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Canadian Solar Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

136635109

(CUSIP Number)

April 26, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136635109

(1)	Names of reporting persons Venture Holding S.a.r.l. SPF
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 4,855,597
	(6)	Shared voting power
	(7)	Sole dispositive power 4,855,597
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 4,855,597
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.3393%[1]
(12)	Type of reporting person (see instructions) OO

[1]	Based on a total of 66,158,741 common shares outstanding, as of December 31, 2023, as reported by the Issuer in its annual report on Form 20-F filed with the Commission on April 26, 2024.

SCHEDULE 13G	Page 3 of 6

Item 1(a) Name of issuer: Canadian Solar Inc.

Item 1(b) Address of issuer’s principal executive offices: 545 Speedvale Avenue West, Guelph, Ontario N1K 1E6, Canada

2(a) Name of person filing:

Venture Holding S.a.r.l. SPF

2(b) Address or principal business office or, if none, residence:

31-33 Grand rue, L-1661 Luxembourg

2(c) Citizenship:

Luxembourg

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

136635109

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,855,597

(b) Percent of class: 7.3393%1

[1]	Based on a total of 66,158,741 common shares outstanding, as of December 31, 2023, as reported by the Issuer in its annual report on Form 20-F filed with the Commission on April 26, 2024.

SCHEDULE 13G	Page 5 of 6

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 4,855,597.

(ii) Shared power to vote or to direct the vote _________.

(iii) Sole power to dispose or to direct the disposition of 4,855,597.

(iv) Shared power to dispose or to direct the disposition of _________.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

The reporting person holds the following options to purchase or sell shares of the Issuer:

Type	Date Purchased / Sold to open	Strike Price	Quantity*	Expiration
Call	April 22, 2024	16	5,000	October 18, 2024
Call	April 12, 15 and 17, 2024	18	22,350	January 17, 2025
Call	April 10, 2024	20	2,500	January 17, 2025
Put	April 17, 2024	18	7,350	January 17, 2025
Put	April 10 and 12, 2024	20	7,500	January 17, 2025
Put	April 15, 2024	23	2,500	January 17, 2025
Put	March 15 and 21, 2024	30	487	January 17, 2025
Put	March 20 and 21, 2024	33	3,180	January 17, 2025
Put	November 16, 2023	35	175	January 17, 2025
Put	April 8 and 9, 2024	23	872	January 16, 2026
Put	March 27, 2024	30	179	January 16, 2026
Put	March 27 and April 8, 2024	35	130	January 16, 2026
Put	April 9, 2024	40	50	January 16, 2026

*	Each option contract covers 100 shares at the Strike Price

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

(a) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(b) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to § 240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2024	Signature:	/s/ Maaret Vahatalo Davey
	Name:	Maaret Vahatalo Davey
	Title:	Director